HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

STATEMENT OF
FINANCIAL CONDITION

December 31, 2022

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INDEX TO STATEMENT OF FINANCIAL CONDITION
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-12160

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HAROLD DANCE INVESTMENTS

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

360 N MAIN ST
(No. and Street)

LOGAN	UT	84321
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DANIEL J. NEELEY	435-752-8484	DAN@HAROLDDANCE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, WAZIPUR INDUSTRIAL AREA, MAIN RING ROAD	NEW DELHI	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, STEPHEN F. NEELEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAROLD DANCE INVESTMENTS, as of 12/31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF UTAH)
COUNTY OF CACHE)

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 31 DAY OF MARCH, 2022,
BY STEPHEN F. NEELEY.

WITNESS MY HAND AND OFFICIAL SEAL.

Daniel Joseph Neeley

Notary Public
MY COMMISSION EXPIRES MAY 26, 2024.

Signature: Stephen F. Neeley

Title:
PRESIDENT

NOTARY PUBLIC
DANIEL JOSEPH NEELEY
712209
MY COMMISSION EXPIRES
MAY 26, 2024
STATE OF UTAH

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Harold W. Dance, Inc, DBA Harold Dance Investments

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Harold W. Dance, Inc, DBA Harold Dance Investments (the "Company") as of December 31, 2022 and the related notes to the statement (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

We have served as the Harold W. Dance, Inc, DBA Harold Dance Investments 's Auditor since 2021.

New Delhi, India
March 31, 2023.


HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
December 31, 2022



ASSETS


Cash	$	226,788
Securities owned:		
Money market funds		68,211
Mutual funds		201,533
Fees receivable		233,782
Prepaid expenses		6,682
Equipment, net of accumulated depreciation of $21,319		986
Total assets	$	737,982


LIABILITIES AND STOCKHOLDERS' EQUITY


Liabilities:		
Accounts payable and accrued liabilities	$	172,858
Distributions payable		50,000
Total liabilities		222,858
Stockholders' equity:		
Common stock, $1.00 par value, 50,000 shares		
authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		299,000
Other comprehensive income (loss)		(34,570)
Retained earnings		249,694
Total stockholders' equity		515,124
Total liabilities and stockholders' equity	$	737,982


The accompanying notes are an integral part of these financial statements.


Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $250,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company measures all equity investments that do not result in consolidation and are not accounted for under the equity method, at fair value with the change in fair value included in net income. Quoted market prices are used to determine the fair values of equity securities with readily determinable fair values. For equity securities without readily determinable fair values, the Company has elected the measurement alternative under which the Company measures these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Company assesses each of these investments on an individual basis. Equity securities with readily determinable fair values that are not accounted for under the equity method are not assessed for impairment, since they are carried at fair value with the change in fair value included in net income. Equity securities without readily determinable fair values are reviewed each reporting period to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of each investment.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Securities Owned (continued)

When such events or changes occur, the Company evaluates the fair value compared to the corresponding cost basis in the investment.

Fees Receivable

Fees receivable are amounts due from mutual fund and variable annuity companies for distribution services and amounts due from clients for investment advisory services. Fees receivable are unsecured and are carried at their estimated collectible amounts. No provision for losses on fees receivable exists based on past historical experience, with the mutual fund and variable annuity companies and with clients, combined with current information from those companies and clients. Management believes that the historical loss information is a reasonable base on which to determine expected credit losses because the nature of those receivables (i.e., the risk characteristics of its vendors have not changed significantly over time).

Equipment

Items over $2,000 are capitalized as equipment and are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 2 – Restricted Cash

The Company had a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The use of this account was discontinued during the year ending December 31, 2022.

Note 3 – Securities Owned

Securities owned are recorded at fair market value and consist of the following:

Money market funds	$	68,211
Mutual funds, at cost		236,103
Unrealized holding gains (losses)		(34,570)
	$	269,744

Note 4 – Fees Receivable

Fees receivable consist of the following:

Commissions receivable	$	233,782

Note 5 – Fair Value Measurements

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note 5 – Fair Value Measurements (continued)

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

The following tables provide financial assets carried at fair value:

		December 31, 2022		
	Level 1	Level 2	Level 3	Total
Fair value hierarchy:				
Mutual funds - balanced	$ 201,533	-	-	201,533
Money market funds	68,211	-	-	68,211
Investments at fair value				$ 269,744

The fair value of the mutual funds and money market funds is based on the quoted net asset value or unit cost of the shares held by the Company at year-end.

Note 6 – Related Party Transactions

The Company paid compensation to owners and members of their immediate families. Compensation expense for the year ended December 31, 2022 was $827,517.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2022 the Company's minimum net capital requirement was $5,000. At December 31, 2022, the Company had net capital of $227,080, which was $222,080 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.981 to 1.

Note 8 – Exemption Provision

The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") for the period January 1, 2022 to December 28, 2022. The Company failed to promptly transmit to a 457(b) plan mutual fund custodian six electronic deposits of 457(b) plan contributions received from the plan sponsors. The transactions occurred through the year and ranged from $100.00 to $461.30 and one to five days late.

Other than the exceptions noted above the Company carried no margin accounts, promptly transmitted all customer funds and delivered all securities received in connection with its activities as a broker or dealer, did not otherwise hold funds or securities for, or owe money or securities to, customers. The Company has closed its Special Account on December 29, 2022, and thus met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) beginning December 29, 2022, through December 31, 2022, without exception.

Note 9 – Subsequent Events

The Company evaluated its December 31, 2022, statements of financial condition for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.